PROSPECTUS


                                  ALLETE, INC.

                          46,481 SHARES OF COMMON STOCK

                               (WITHOUT PAR VALUE)

                              --------------------


     The shares of common stock, together with attached preferred share purchase rights (collectively, "common stock"), of ALLETE, Inc. offered hereby will be sold from time to time by the selling shareholder and his donees identified in this prospectus in brokers' transactions at prices prevailing at the time of sale or as otherwise described in "Plan of Distribution." ALLETE will not receive any of the proceeds from the sale of these shares of common stock. Expenses in connection with the registration of these shares of common stock under the Securities Act of 1933, including legal and accounting fees of ALLETE, will be paid by ALLETE.

     These shares of common stock were acquired by the selling shareholder from ALLETE in a private placement transaction. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act of 1933 to allow future sales by the selling shareholder and his donees to the public without restriction. To the knowledge of ALLETE, neither the selling shareholder nor his donees have made arrangements with any brokerage firm for the sale of these shares of common stock. The selling shareholder and his donees may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of these shares of common stock may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     ALLETE's common stock is listed on the New York Stock Exchange and trades under the symbol "ALE." The last reported sale price on the New York Stock Exchange on July 22, 2002 was $21.46.

     These shares of common stock have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this prospectus. Brokers or dealers effecting transactions in these shares of common stock should confirm the registration thereof under the securities laws of the states or jurisdictions in which such transactions occur, or the existence of any exemption from registration.

     ALLETE's principal executive offices are located at 30 West Superior Street, Duluth, Minnesota 55802-2093, telephone number (218) 279-5000.


                              --------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  July 23, 2002

                                TABLE OF CONTENTS


WHERE YOU CAN FIND MORE INFORMATION............................................3

INCORPORATION BY REFERENCE.....................................................3

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
  LITIGATION REFORM ACT OF 1995................................................3

ALLETE, INC....................................................................5

SELLING SHAREHOLDER............................................................8

DESCRIPTION OF COMMON STOCK....................................................8

USE OF PROCEEDS...............................................................12

PLAN OF DISTRIBUTION..........................................................12

EXPERTS.......................................................................13

LEGAL OPINIONS................................................................13

                       WHERE YOU CAN FIND MORE INFORMATION

     ALLETE files annual, quarterly and other reports and other information with the Securities and Exchange Commission ("SEC"). You can read and copy any information filed by ALLETE with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including ALLETE. ALLETE also maintains an Internet site (http://www.allete.com). Information contained on ALLETE's Internet site does not constitute part of this prospectus.


                           INCORPORATION BY REFERENCE

     The SEC allows ALLETE to "incorporate by reference" the information that ALLETE files with the SEC, which means that ALLETE may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. ALLETE is incorporating by reference the documents listed below and any future filings ALLETE makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until this offering is terminated. Information that ALLETE files in the future with the SEC will automatically update and supersede this information.

     (1)  ALLETE's Annual Report on Form 10-K for the year ended December 31,
          2001.

     (2) ALLETE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     (3) ALLETE's Current Reports on Form 8-K filed with the SEC on February 28, 2002, March 28, 2002, and July 19, 2002.

     You may request a copy of these documents, at no cost to you, by writing or calling Shareholder Services, ALLETE, Inc., 30 West Superior Street, Duluth, Minnesota 55802-2093, telephone: (218) 723-3974 or (800) 535-3056, email:
shareholder@ALLETE.com.

     You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. ALLETE has not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents.


                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE which are made in this prospectus or any supplement to this prospectus, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

     Forward-looking statements involve estimates, assumptions and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of ALLETE and may cause actual results to differ materially from those contained in forward-looking statements:

     o    war and acts of terrorism;

     o prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin and various county regulators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as general vehicle-related laws, including vehicle brokerage and auction laws;

     o unanticipated impacts of restructuring initiatives in the electric industry;

     o economic and geographic factors, including political and economic risks;

     o changes in and compliance with environmental and safety laws and policies;

     o    weather conditions;

     o    population growth rates and demographic patterns;

     o the effects of competition, including the competition for retail and wholesale customers, as well as suppliers and purchasers of vehicles;

     o    pricing and transportation of commodities;

     o    market demand, including structural market changes;

     o    changes in tax rates or policies or in rates of inflation;

     o    unanticipated project delays or changes in project costs;

     o    unanticipated changes in operating expenses and capital expenditures;

     o    capital market conditions;

     o    competition for economic expansion or development opportunities; and

     o legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

     Any forward-looking statement speaks only as of the date on which that statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

                                  ALLETE, INC.

     ALLETE has been incorporated under the laws of the State of Minnesota since 1906 and currently employs 13,700 people in 42 states and nine Canadian provinces. ALLETE has core operations that are focused on two business segments. Energy Services includes electric and gas services, coal mining and telecommunications. Automotive Services includes a network of wholesale and total loss vehicle auctions, a finance company, a vehicle remarketing company, a company that provides vehicle information services to the automotive industry and its lenders, and a company that provides Internet-based automotive parts location and insurance claim audit services nationwide. Investments and Corporate Charges include our real estate operations, investments in emerging technologies related to the electric utility industry and corporate charges. Corporate charges represent general corporate expenses, including interest, not specifically related to any one business segment. Also included in Investments and Corporate Charges is our securities portfolio which we began liquidating in July 2002 through a process we anticipate having completed by the end of August 2002. Discontinued Operations includes our Water Services businesses which ALLETE anticipates selling, our auto transport business, Great Rigs, which was sold in June 2002, and our retail business, the Electric Odyssey, which was closed in early 2002.


                                                  SIX MONTHS ENDED
                                                     JUNE 30,(a)               YEAR ENDED DECEMBER 31,
                                               ------------------------  ------------------------------------
                                                  2002        2001          2001        2000        1999
-------------------------------------------------------------------------------------------------------------
                                                            (Millions except per share amounts)
DILUTED EARNINGS PER SHARE OF COMMON STOCK
   Continuing Operations                          $0.82       $0.96         $1.70       $1.97(b)    $0.81(b)
   Discontinued Operations                         0.09        0.07          0.11        0.14        0.16
------------------------------------------------------------------------------------------------------------
                                                  $0.91       $1.03         $1.81       $2.11       $0.97
------------------------------------------------------------------------------------------------------------

NET INCOME
   Continuing Operations
       Energy Services                            $18.8       $22.2        $ 51.7      $ 44.5       $46.0
       Automotive Services                         53.9        38.6          74.8        49.9        40.3
       Investments and Corporate Charges           (6.1)        9.4           3.8        43.9(b)    (29.1)(b)
------------------------------------------------------------------------------------------------------------
                                                   66.6        70.2         130.3       138.3        57.2
   Discontinued Operations                          7.4         5.2           8.4        10.3        10.8
------------------------------------------------------------------------------------------------------------
                                                  $74.0       $75.4        $138.7      $148.6       $68.0
------------------------------------------------------------------------------------------------------------

(a) The diluted earnings per share of common stock and net income for the six months ended June 30, 2002 and June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year.

(b) In May 2000 ALLETE sold its investment in ACE Limited ("ACE") common stock, which resulted in an after-tax gain of $30.4 million, or $0.44 per share. The ACE shares were received in December 1999 upon completion of ACE's merger with Capital Re Corporation ("Capital Re"). During 1999 ALLETE recorded an aggregate $36.2 million, or $0.52 per share, after-tax non-cash charge in connection with the valuation and exchange of its investment in Capital Re stock for the ACE shares.

ENERGY SERVICES

     The Energy Services segment, which includes Minnesota Power (an operating division of ALLETE), primarily generates, transmits, distributes, markets and trades electricity. In addition, Energy Services include coal mining and telecommunications in and near Minnesota Power's electric utility service area. As of June 30, 2002, Minnesota Power supplied retail electric service to 132,000 customers in northeastern Minnesota. As of June 30, 2002, Superior Water, Light and Power Company, a wholly owned subsidiary, provided electric, natural gas, and water services to 14,000 electric customers, 12,000 natural gas customers and 10,000 water customers in northwestern Wisconsin.

     Minnesota Power has large power contracts to sell power to 13 industrial customers, each requiring 10 megawatts or more of generating capacity. These contracts require the payment of minimum monthly demand charges that cover the fixed costs associated with having capacity available to serve each of these customers, including a return on common equity. Each contract continues past the contract termination date unless the required four-year advance notice of cancellation has been given.

     Split Rock Energy LLC, an alliance between Minnesota Power and Great River Energy, combines power supply capabilities and customer loads to share market and supply risks and to optimize power trading opportunities. Minnesota Power purchases power for retail sales in our retail service territory and occasionally sells excess generation in the wholesale market. The services of Split Rock Energy are used to fulfill purchase requirements for retail load and market excess generation.

     Other wholly owned subsidiaries within the Energy Services business segment include:

     o BNI Coal, Ltd. owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative, presently consume virtually all of BNI Coal's production of lignite coal under cost-plus coal supply agreements expiring in 2027. Under an agreement with Square Butte, Minnesota Power purchases approximately 71 percent of the output from the Square Butte unit which is capable of generating up to 455 megawatts. Minnkota Power has an option to extend its coal supply agreement to 2042;

     o Enventis Telecom, Inc., our telecommunications business, is an integrated data services provider offering fiber optic-based communication and advanced data services to businesses and communities in Minnesota and Wisconsin. Enventis Telecom provides converged IP (or Internet protocol) services that allow all communications (voice, video and data) to use the same delivery technology; and

     o Rainy River Energy Corporation is engaged in the acquisition and development of merchant generation and wholesale power marketing. Merchant generation is non-rate base generation sold at wholesale at market-based rates, pursuant to authority from the Federal Energy Regulatory Commission.

AUTOMOTIVE SERVICES

     Automotive Services include several wholly owned subsidiaries which are integral parts of the vehicle redistribution business.

     ADESA Corporation is the second largest wholesale vehicle auction network in North America. Headquartered in Indianapolis, Indiana, ADESA owns (or leases) and operates 52 wholesale vehicle auction facilities in the United States and Canada through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automotive fleet/lease companies, banks and finance companies.

     ADESA Impact in the U.S. and Impact Auto in Canada, collectively ADESA Impact, represent the third largest total loss vehicle service business in North America. They provide total loss vehicle services to the property and casualty insurance industry, and vehicle leasing and rental car companies. ADESA Impact has 24 total loss auction facilities in the United States and Canada.

     Automotive Finance Corporation provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions, other auction chains and other outside sources.

     Other wholly owned subsidiaries within the Automotive Services business segment include:

     o PAR, Inc., doing business as PAR North America, which provides customized vehicle remarketing services to various customers such as banks, captive finance, commercial fleets and rental car dealers in the United States and Canada;

     o AutoVIN, Inc., which provides professional field information service to the automotive industry and the industry's secured lenders. Services provided include vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspection; and

     o ComSearch, Inc., which provides professional claim outsourcing services to the property and casualty insurance industry and is the nation's largest automobile recycled part locating service. ComSearch's services compliment ADESA Impact's business.

INVESTMENTS AND CORPORATE CHARGES

         Investments and Corporate Charges include our real estate operations, investments in emerging technologies related to the electric utility industry and corporate charges. Also included in Investments and Corporate Charges is our securities portfolio which we began liquidating in July 2002 through a process we anticipate having completed by the end of August 2002. Through subsidiaries, ALLETE owns Florida real estate operations at Cape Coral and Lehigh Acres adjacent to Fort Myers, at Palm Coast in northeast Florida, Sugarmill Woods in Citrus County and Winter Haven located in central Florida. As of June 30, 2002, ALLETE's investment in emerging technologies had a fair value of $7 million. As of June 30, 2002, ALLETE's trading and available-for-sale securities portfolio had a fair value of approximately $176.2 million. Corporate charges represent general corporate expenses, including interest, not specifically related to any one business segment.

                               SELLING SHAREHOLDER

     The following table lists the selling shareholder, the number of shares of common stock of ALLETE beneficially owned by the selling shareholder as of the date of this prospectus, the number of shares of common stock to be offered and the number of outstanding shares of common stock to be owned after the sale. The shares were issued by ALLETE and delivered to the selling shareholder in connection with the Stock Exchange Agreement, dated as of May 10, 2002, by and among ALLETE, ALLETE Automotive Services, Inc., ADESA Corporation, ADESA Southern Indiana, Inc. and Gary G. Pedigo pursuant to which ALLETE contributed 46,481 shares of common stock to ALLETE Automotive Services in exchange for 20 percent of the outstanding shares of common stock of GGP Holdings, Inc. owned by the selling shareholder. The selling shareholder has gifted 7,000 shares of common stock to the donees identified below.

                                                                             Shares to be
                             Shares Owned               Shares to be         Owned After
Selling Shareholder       Prior to Offering(3)       Offered Hereby(5)       Offering(6)
---------------------   ------------------------   ---------------------   ---------------
Gary G. Pedigo(1)(2)           46,481(4)                 46,481(4)                0

--------------------
(1) ALLETE Automotive Services owns 100 percent of ADESA Indianapolis, Inc. and 100 percent of GGP Holdings, Inc. Gary G. Pedigo was formerly President and General Manager of ADESA Indianapolis and GGP Holdings until July 2001. From July 2001 to May 2002, Mr. Pedigo served as a consultant to ADESA Indianapolis and GGP Holdings.
(2)  The selling shareholder gifted 7,000 shares of common stock as follows:
     2,000 shares to Brigit Cunningham, 1,000 shares to Kim Dodds, 500 shares to Kim Dodds, as custodian for Richard Dodds, 500 shares to Kim Dodds, as custodian for Kylee Dodds, and 3,000 shares to Chet Wills. None of the donees listed in the prior sentence owned any shares of ALLETE common stock prior to this offering. Brigit Cunningham was previously an employee of ADESA Southern Indiana. Chet Wills previously performed services as an independent contractor for ADESA Southern Indiana.
(3) As of June 27, 2002, the selling shareholder and his donees held less than one percent of ALLETE's then outstanding common stock.
(4) This number does not give effect to the 7,000 shares gifted by the selling shareholder as described in (2) above.
(5) As of May 10, 2002, the selling shareholder represented to ALLETE that he was acquiring these shares of common stock for his own account for investment and not with a view toward resale or distribution.
(6) Assumes the sale of all of these shares of common stock covered by this prospectus and that no additional shares are acquired by the selling shareholder or his donees.


                           DESCRIPTION OF COMMON STOCK

     General. The following statements describing our common stock are not intended to be a complete description. They are qualified in their entirety by reference to our Articles of Incorporation, Rights Plan, as defined below, and mortgage and deed of trust. See "Description of Common Stock--Preferred Share Purchase Rights." We also refer you to the laws of the State of Minnesota.

     We have the following capital stock authorized by our Articles of
Incorporation: 130,000,000 shares of common stock, without par value, and 3,616,000 shares of preferred stock. As of the date of this prospectus, 85,224,464 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

     Dividend Rights. Our common stock is entitled to dividends only after we have provided for dividends and any sinking fund requirements on any issued and outstanding preferred stock.

     Our Articles of Incorporation contain provisions which would restrict net income available for the payment of cash dividends on outstanding common stock in the event that shares of ALLETE's preferred stock were outstanding and certain common stock equity capitalization ratios were not met.

     Voting Rights (Non-Cumulative Voting). Holders of our common stock are entitled to receive notice of and to vote at any meeting of our shareholders. Each share of our common stock, as well as each share of any of our issued and outstanding preferred stock, is entitled to one vote. Since the holders of these shares do not have cumulative voting rights, the holders of more than 50 percent of the shares voting can elect all our directors. If that happens, the holders of the remaining shares voting (less than 50 percent) cannot elect any directors. In addition, whenever dividends on any of our preferred stock are in default in the amount of four quarterly payments, and until all the dividends in default are paid, the holders of our preferred stock are entitled, as one class, to elect a majority of the directors. Our common stock, as one class, would then elect the minority.

     Our Articles of Incorporation include detailed procedures and other provisions relating to these rights and their termination, including:

     o    quorums;

     o    terms of directors elected;

     o    vacancies;

     o    class voting;

     o    meetings; and

     o    adjournments.

     Our Articles of Incorporation contain provisions that make it difficult to obtain control of ALLETE through transactions not having the approval of our Board of Directors. These provisions include:

     o a provision requiring the affirmative vote of 75 percent of the outstanding shares of all classes of our capital stock, present and entitled to vote, in order to authorize certain mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE. Any of those transactions are required to meet certain "fair price" and procedural requirements. Neither a 75 percent shareholder vote nor a "fair price" is required for any of those transactions that have been approved by a majority of the "Disinterested Directors," as that term is defined in our Articles of Incorporation;

     o a provision permitting a majority of the Disinterested Directors to determine whether the above requirements have been satisfied; and

     o a provision providing that some parts of our Articles of Incorporation cannot be altered unless approved by 75 percent of the outstanding shares of all classes of our capital stock, present and entitled to vote, unless the alteration is recommended to the shareholders by a majority of the Disinterested Directors. The parts of our Articles of Incorporation that cannot be altered except as stated above include parts relating to:

          - mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE; and

          - the number, election, terms of office and removal of directors of ALLETE and the way in which vacancies on the Board of Directors are filled.

     Liquidation Rights. After we have satisfied creditors and the preferential liquidation rights of any of our outstanding preferred stock, the holders of our common stock are entitled to share ratably in the distribution of all remaining assets.

     Miscellaneous. Holders of our common stock have no preemptive or conversion rights. Our common stock is listed on the New York Stock Exchange. The transfer agents and registrars for our common stock are Wells Fargo Bank Minnesota, N.A. and ALLETE.

     Description of Preferred Share Purchase Rights. The following statements describing our preferred share purchase rights (each a "Right") are not intended to be a complete description. They are qualified in their entirety by reference to the Rights Agreement, dated as of July 24, 1996 ("Rights Plan"), between ALLETE and ALLETE's Corporate Secretary, as Rights Agent. We also refer you to the laws of the State of Minnesota.

     In July 1996 our Board of Directors declared a dividend distribution of one Right for each outstanding share of our common stock to shareholders of record at the close of business on July 24, 1996 ("Record Date"). Our Board of Directors also authorized the issuance of one Right for each share of our common stock that becomes outstanding between the Record Date and July 23, 2006, or an earlier date on which the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from us one two-hundredth of a share of Junior Serial Preferred Stock A, without par value ("Serial Preferred"), at a price of $45.00 per one two-hundredth of a share (the "Purchase Price"). The Purchase Price is subject to adjustment.

     Initially no separate Right Certificates were distributed. Until the Distribution Date, our common stock certificates together with a copy of the Summary of Rights Plan are proof of the Rights. The "Distribution Date" is the earlier to occur of:

     o 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of our common stock (the "Stock Acquisition Date"); or

     o 15 business days following the commencement of (or a public announcement of an intention to make) a tender or exchange offer where a person or group would become the beneficial owner of 15 percent or more of our outstanding shares of common stock. At any time before a person becomes an Acquiring Person, our Board of Directors may extend the 15-business day time period.

     Until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), the Rights will be transferred only with our common stock. The transfer of any certificates for our common stock, with or without a copy of the Summary of Rights Plan, will also constitute the transfer of the Rights associated with those common stock certificates. As soon as practicable following the Distribution Date, we will mail separate certificates for the Rights to holders of record of our common stock as of the close of business on the Distribution Date. After the Distribution Date, separate certificates for the Rights will be given as proof of the Rights.

     Each whole share of our Serial Preferred will have a minimum preferential quarterly dividend rate equal to the greater of $51 per share or, subject to anti-dilution adjustment, 200 times the dividend declared on our common stock. If ALLETE liquidates, no distribution will be made to the holders of our common stock until the holders of our Serial Preferred have received a liquidation preference of $100 per share, plus accrued and unpaid dividends. Holders of our Serial Preferred will be entitled to receive notice of and to vote at any meeting of our shareholders. Each whole share of our Serial Preferred is entitled to one vote. These shares do not have cumulative voting rights.

     Whenever dividends on any of our preferred stock are in default in the amount of four quarterly payments, and until all the dividends in default are paid, the holders of our Serial Preferred and other preferred stock will be entitled, together as one class, to elect a majority of directors. Our common stock would then elect the minority. If, in any merger or other transaction, shares of our common stock are exchanged for or converted into other securities and/or property, each whole share of our Serial Preferred will be entitled to receive, subject to anti-dilution adjustment, 200 times the amount for or into which each share of our common stock is exchanged or converted. We cannot redeem the shares of Serial Preferred.

     The Rights are not exercisable until the Distribution Date and will expire at the earliest of:

     o    July 23, 2006 ("Final Expiration Date");

     o    the redemption of the Rights by ALLETE as described below; or

     o    the exchange of all Rights for our common stock as described below.

     If any person (other than ALLETE, its affiliates or any person receiving newly-issued shares of common stock directly from ALLETE) becomes the beneficial owner of 15 percent or more of the then outstanding shares of common stock, each holder of a Right will have a right to receive, upon exercise at the then current exercise price of the Right, common stock (or, in the discretion of the Board of Directors, cash, property or other securities of ALLETE) with a value equal to two times the exercise price of the Right. The Rights Plan contains an exemption for common stock we issue directly to any person. This exemption applies even if the person would become the beneficial owner of 15 percent or more of our common stock, provided that the person does not acquire any additional shares of our common stock. Examples of situations where we might issue common stock directly include private placements or acquisitions we make using our common stock as consideration.

     If following the Stock Acquisition Date we are acquired in a merger or other business combination transaction, or 50 percent or more of our assets or earning power are sold, we will make proper provision so that each holder of a Right will, after the transaction, have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company with a value equal to two times the exercise price of the Right.

     If the events described in the preceding two paragraphs happen (the "Triggering Events"), any Rights that an Acquiring Person beneficially owns or transferred to certain persons, will immediately become null and void.

     The Purchase Price payable and the number of shares of our Serial Preferred or other securities or property issuable if the Rights are exercised, are subject to adjustment. An adjustment would be made to prevent dilution, if there was a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, our Serial Preferred or our common stock, or a reverse split of our outstanding shares of Serial Preferred or common stock.

     Our Board of Directors may exchange the Rights at an exchange ratio of one share of common stock per Right at any time that is:

     o after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15 percent or more of the outstanding common stock; and

     o before the acquisition by that person or group of 50 percent or more of the outstanding common stock.

This exchange ratio is subject to adjustment and does not include Rights that have become null and void.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. We will not be required to issue fractional shares of Serial Preferred or common stock (other than fractions in multiples of one one-hundredths of a share of Serial Preferred). Instead, we may make an adjustment in cash based on the market price of the Serial Preferred or common stock on the last trading date before the date of exercise.

     Our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.005 per Right ("Redemption Price") anytime before a person becomes an Acquiring Person. At our option, we may pay the Redemption Price in cash, shares of our common stock or other consideration that our Board of Directors deems appropriate. If we redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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


     If the Rights are exercised, issuance of our Serial Preferred or our common stock will be subject to any necessary regulatory approvals. Until a Right is exercised, the holder of the Right will have no rights as a shareholder of ALLETE, including, without limitation, the right to vote or to receive dividends. One million shares of our Serial Preferred were reserved for issuance if the Rights are exercised.

     We may amend the provisions of the Rights Plan. However, any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

     The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire ALLETE without conditioning the offer on the redemption of the Rights or on the acquisition of a substantial number of Rights. The Rights beneficially owned by that person or group may become null and void. The Rights should not interfere with any merger or other business combination approved by our Board of Directors. This is because, at any time before a person becomes an Acquiring Person, our Board of Directors may redeem all of the outstanding Rights at the Redemption Price.


                                 USE OF PROCEEDS

     ALLETE will not receive any of the proceeds from sales of these shares of common stock.


                              PLAN OF DISTRIBUTION

     The selling shareholder and his donees may sell or distribute some or all of these shares of common stock from time to time through underwriters or dealers or brokers or other agents or directly through one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or in privately negotiated transactions (including sales pursuant to pledges) or in a combination of such transactions. Such transactions may be effected by the selling shareholder at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or his donees (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with ALLETE's consent, by donees of the selling shareholder, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use.

     When required, this prospectus will be supplemented to set forth the number of shares offered for sale and, if such offering is to be made by or through underwriters, dealers, brokers or other agents, the names of such persons and the principal terms of the arrangements between such persons and the selling shareholder.

     The selling shareholder and his donees and any underwriters, brokers, dealers or agents acting in connection with the sale or distribution of these shares of common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act of 1933. To the extent that the selling shareholder or his donees may be deemed to be an "underwriter," the selling shareholder or his donees will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. Furthermore, the selling shareholder and his donees may transfer shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

     The selling shareholder and his donees may enter into hedging transactions with broker-dealers in connection with distributions of shares of our common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares of our common stock in the course of hedging the positions they assume with selling shareholder or his donees. The selling shareholder and


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his donees also may sell shares short and redeliver shares of our common stock to close out such short positions. The selling shareholder and his donees may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of shares of our common stock. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholder and his donees may also loan or pledge the shares of our common stock to a broker-dealer. The broker-dealer may sell the common stock so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Expenses in connection with the registration of these shares of common stock under the Securities Act of 1933, including legal and accounting fees of ALLETE, will be paid by ALLETE. The selling shareholder may agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares of our common stock, including liabilities arising under the Securities Act of 1933.


                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to ALLETE's Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The statements as to matters of law and legal conclusions under "Description of Common Stock" in this prospectus and in the documents incorporated in this prospectus by reference, have been reviewed by Philip R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary of ALLETE and are set forth or incorporated by reference herein in reliance upon his opinion given upon his authority as an expert.

     As of July 1, 2002, Mr. Halverson owned 26,849 shares of common stock of ALLETE. Mr. Halverson is acquiring additional shares of ALLETE common stock at regular intervals as a participant in the Employee Stock Ownership Plan and Supplemental Retirement Plan. Under the Executive Long-Term Incentive Compensation Plan, Mr. Halverson has:

     o been granted options to purchase 51,890 shares of ALLETE common stock, of which 41,905 options are fully vested, the remainder of which shall vest over the next two years, and all of which will expire ten years from the date of grant;

     o earned approximately 4,162 performance shares that have not yet been paid out under the terms of this plan; and

     o an award opportunity for up to 6,854 additional performance shares contingent upon the attainment of certain performance goals of ALLETE for the period January 1, 2002 through December 31, 2003.


                                 LEGAL OPINIONS

     The legality of these shares of common stock offered hereby will be passed upon for ALLETE by Mr. Halverson and by Thelen Reid & Priest LLP, New York, New York, counsel for ALLETE. Thelen Reid & Priest LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.

                               -------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. ALLETE HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. ALLETE IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.


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